Eric Blanchard T: +1 617 937 2445 eblanchard@cooley.com	Via E-Mail

August 29, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Chris Edwards
Tara Harkins
Tyler Howes
Sasha Parikh

Re:	Evommune, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 18, 2025
CIK No. 0002044725

Ladies and Gentlemen:

On behalf of our client, Evommune, Inc. (“Evommune” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 30, 2025 (the “Comment Letter”), relating to the above referenced Amendment No.1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR its Amendment No.2 to the Draft Registration Statement (the “Amended DRS”) with this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended DRS.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Overview, page 1

1.

We note the disclosure that was added with regard to the CIndU Phase 2 trial. Please revise your disclosure to remove your references to “positive” clinical data and “positive” topline results. Your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies and should not state conclusions regarding clinical trial data prior to approval.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

August 29, 2025

Page Two

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 109, 113, 114, 119, 121, and 134 of the Amended DRS.

Our Clinical Pipeline, page 3

2.

We note your response to prior comment 5. Please revise to provide a more fulsome discussion of any development activities conducted with regard to EVO756 for “Other Indications.” To the extent you have conducted limited development for these indications, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. Alternatively, remove any programs that are not currently material to your business from your pipeline table. Also, please disclose why the progress bar for chronic inducible urticaria is colored gray.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the pipeline chart and disclosure on pages 3 and 111 of the Amended DRS. The Company has conducted initial research and preclinical studies relating to other potential indications, such as asthma, migraine, interstitial cystitis, irritable bowel syndrome and pruritus, as disclosed on pages 116, 119 and 143 of the Amended DRS. To date, based on the Company’s data from the successful completion of its Phase 1 proof-of-concept trial of EVO756 in healthy volunteers, the Company believes there is a path to proceed to Phase 2 clinical development for these other indications, similar to its initiation of its Phase 2b trial in AD, subject to standard regulatory requirements, as disclosed on pages 3, 111, 116, 117, 143 and 144. The pipeline chart has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Three Months Ended March 31, 2025 and 2024

Operating Expenses

Research and Development, page 97

3.	We note your revised disclosure in response to prior comment 9 and reissue in part. Please elaborate on the increase in “other development programs.”

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended DRS.

Business

EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 111

4.

We note your response to prior comment 11. Please revise, where appropriate, to explain your reasoning for characterizing the clinical and regulatory pathway for EVO756 as “efficient” given your statement appearing on page 162 claiming that you do not intend to pursue any accelerated approval pathways for your clinical candidates. Alternatively, remove this statement from the graphic on page 112.

Response to Comment 4:

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

August 29, 2025

Page Three

The Company acknowledges the Staff’s comment and has updated the graphic to denote “efficient clinical development pathway”. The Company notes that the phrase “efficient clinical development pathway” in this context is intended to convey the Company’s belief that its clinical development approach may be cost-effective and streamlined, and is not meant to suggest the use of any accelerated regulatory approval pathways. To avoid any potential confusion regarding its regulatory strategy, the Company has revised the disclosure on page 112 of the Amended DRS.

5.

We note your response to prior comment 12 and reissue in part. Please revise to include a brief discussion of the specific third-party studies you reference as supporting the rationale for targeting MRGPRX2 for chronic inflammatory diseases.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended DRS.

Figure 3: EVO756 FricTest Score Improvements and Other Efficacy Metrics, page 114

6.

We note the addition of Figure 3 and the “Other Efficacy Metrics.” Please clarify whether these “metrics” were established endpoints in the study. Please also delete the reference to “efficacy” as your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of the Amended DRS.

Our Mission and Strategy, page 118

7.

We note your response to prior comment 13 and reissue. Please remove any other references to EVO756 or EVO301 being potentially “best-in-class” or “first-in-class” from your registration statement, as these statements imply that your candidates are expected to receive FDA approval. We would not object to a general statement claiming, if true, that it is your goal to develop potential first-in-class and/or best-in-class drug products without specifically referring to your individual candidates.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended DRS.

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Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

August 29, 2025

Page Four

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2445 or Minkyu Park at (212) 479-6588.

Sincerely

Eric Blanchard

cc:	Luis Peña (Evommune, Inc.)
cc:	Gregory Moss (Evommune, Inc.)
cc:	Kyle Carver (Evommune, Inc.)
cc:	Minkyu Park (Cooley LLP)

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com